SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Results of the Smiles Fidelidade S.A. Shareholder Selection of Exchange Ratio Consideration

São Paulo, June 4, 2021 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4), (“GOL” or “Company”), Brazil’s largest airline, today announces the outcome from the selection process for the exchange ratio of common shares, by the shareholders of Smiles Fidelidade S.A. (“Smiles”), subsequent to the corporate reorganization of that company, approved in the extraordinary general meeting of Smiles held on March 24, 2021.

Based on the results of this selection process, GOL achieved the best outcome for its stakeholders by minimizing dilution and self-funding the cash consideration with liquidity built-up over time at Smiles. The results of the selection process were as follows:

(i) 44% of the common shares of Smiles will be exchanged, subject to adjustments provided for in the Protocol and Justification, at a ratio of 1 common share of Smiles for: (a) a cash payment of R$5.11; and (b) 0.6601 preferred share of GOL; and

(ii) 56% of the common shares of Smiles will be exchanged, subject to adjustments provided for in the Protocol and Justification, at a ratio of 1 common share of Smiles for: (a) a cash payment of R$18.51; and (b) 0.1650 preferred share of GOL.

As a result, GOL will issue 22.4 million GOLL4 PN shares, representing 5.4% of the Company on a fully diluted basis. The 5.4% dilution is significantly below the maximum dilution possible of approximately 10% if Smiles shareholders had all selected to receive the Base Exchange Ratio. Due to the 46% lower dilution based on the selection results, GOL expects the transaction will yield meaningfully higher earnings accretion.

The total cash consideration to be disbursed by the Company at closing of the corporate reorganization of Smiles, expected on June 23, will be R$744 million. Importantly, the outcome of the selection process has preserved GOL’s financial flexibility, and the Company expects to end 2Q21 with around R$4 billion in total liquidity¹.

The reintegration of Smiles, the leading loyalty and mileage program in Brazil, to the GOL Group is expected to provide various operational, financial and tax synergies that were not feasible as separate companies, and are estimated to exceed R$400 million per year. This will be achieved mainly through improvements to revenue management, a more dynamic management of the inventory of seats, unification of marketing initiatives, optimization of yield management and tax efficiencies. Further, the Company believes the reintegration positions the combined entity to maximize value in the post Covid-19 operating environment by increasing market competitiveness and cash flow generation.

“We welcome Smiles’ shareholders to the GOL Group, and emphasize our long-standing commitment to all of our stakeholders in delivering value. We are optimistic that the synergies from this corporate reorganization, and the subsequent benefits to our shareholders, will be realized in a relatively short period of time. GOL also recently shared its outlook for the second half of 2021, as we expect to benefit from a rebound in demand for travel as Brazil’s National Vaccination Program advances,” said Paulo Kakinoff, CEO.

(1) Cash and cash equivalents, restricted cash, accounts receivables and deposits.

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11) 2128-4700

Media Relations

Becky Nye, Montieth & Company

bnye@montiethco.com

1	GOL Linhas Aéreas Inteligentes S.A.

Results of the Smiles Fidelidade S.A. Shareholder Selection of Exchange Ratio Consideration

About GOL Linhas Aéreas Inteligentes S.A.

GOL serves more than 36 million passengers annually. With Brazil's largest network, GOL offers customers more than 750 daily flights to over 100 destinations in Brazil and in South America, the Caribbean and the United States. GOLLOG’s cargo transportation and logistics business serves more than 3,400 Brazilian municipalities and more than 200 international destinations in 95 countries. SMILES allows over 16 million registered clients to accumulate miles and redeem tickets to more than 700 destinations worldwide on the GOL partner network. Headquartered in São Paulo, GOL has a team of approximately 14,000 highly skilled aviation professionals and operates a fleet of 127 Boeing 737 aircraft, delivering Brazil's top on-time performance and an industry leading 20-year safety record. GOL has invested billions of Reais in facilities, products and services and technology to enhance the customer experience in the air and on the ground. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

Disclaimer

The information contained in this press release has not been subject to any independent audit or review and contains “forward-looking” statements, estimates and projections that relate to future events, which are, by their nature, subject to significant risks and uncertainties. All statements other than statements of historical fact contained in this press release including, without limitation, those regarding GOL’s future financial position and results of operations, strategy, plans, objectives, goals and targets, future developments in the markets in which GOL operates or is seeking to operate, and any statements preceded by, followed by or that include the words “believe”, “expect”, “aim”, “intend”, “will”, “may”, “project”, “estimate”, “anticipate”, “predict”, “seek”, “should” or similar words or expressions, are forward-looking statements. The future events referred to in these forward-looking statements involve known and unknown risks, uncertainties, contingencies and other factors, many of which are beyond GOL’s control, that may cause actual results, performance or events to differ materially from those expressed or implied in these statements. These forward-looking statements are based on numerous assumptions regarding GOL’s present and future business strategies and the environment in which GOL will operate in the future and are not a guarantee of future performance. Such forward-looking statements speak only as at the date on which they are made. None of GOL or any of its affiliates, officers, directors, employees and agents undertakes any duty or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by law. None of GOL or any of its affiliates, officers, directors, employees, professional advisors and agents make any representation, warranty or prediction that the results anticipated by such forward-looking statements will be achieved, and such forward-looking statements represent, in each case, only one of many possible scenarios and should not be viewed as the most likely or standard scenario. Although GOL believes that the estimates and projections in these forward-looking statements are reasonable, they may prove materially incorrect and actual results may materially differ. As a result, you should not rely on these forward-looking statements.

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2	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 4, 2021

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer